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FEB 29 2008

Washington, DC
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08029504

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SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 395

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Evergreen Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Berkeley Street
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dorothy Cosentino (617) 210-3237
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dorothy M. Cosentino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evergreen Investment Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dorothy M. Cosentino
Signature

Vice President, Finance
Title

Jeanne A. Zysk
Notary Public
My commission expires: 4/18/08

JEANNE A. ZYSK
MY COMMISSION EXPIRES 04-18-2008
COMMONWEALTH OF MASSACHUSETTS
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

EVERGREEN INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of
Evergreen Investment Company, Inc.)

Financial Statements and Supplementary Schedules

December 31, 2007 and 2006

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of
Evergreen Investment Company, Inc.)

Table of Contents

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
Evergreen Investment Services, Inc.:

We have audited the accompanying statements of financial condition of Evergreen Investment Services, Inc. (the Company, a wholly owned subsidiary of Evergreen Investment Company, Inc.) as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Evergreen Investment Services, Inc. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Boston, Massachusetts
February 28, 2008

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statements of Financial Condition

December 31, 2007 and 2006

Assets		**2007**	**2006**
Current assets:			
Cash and cash equivalents	$	26,568,392	25,302,582
Receivable from affiliates (note 3)		15,300,378	20,311,184
Prepaid expenses and other assets		7,905,461	8,959,765
Total current assets		49,774,231	54,573,531
Fixed assets, net of accumulated depreciation of $3,621,035 and $3,951,019, for 2007 and 2006, respectively (note 4)		697,739	888,485
Total assets	$	50,471,970	55,462,016
Liabilities			
Current liabilities:			
Accounts payable and accrued expenses		6,080,236	6,088,187
Accrued litigation settlement (note 8)		65,000	5,700,000
Total current liabilities		6,145,236	11,788,187
Commitments and contingencies (notes 5 and 8)			
Stockholder's Equity			
Common stock, no par value. Authorized 40,000 shares; issued and outstanding 21,000 shares for 2007 and 2006		6,693,224	6,693,224
Retained earnings		37,633,510	36,980,605
Total stockholder's equity		44,326,734	43,673,829
Total liabilities and stockholder's equity	$	50,471,970	55,462,016

See accompanying notes to financial statements.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statements of Operations

Years ended December 31, 2007 and 2006

		2007	2006
Revenues:			
Reimbursements (note 2)	$	82,169,298	63,064,633
Distribution fees		2,987,797	3,829,110
Investment income, net (note 3)		1,265,811	1,131,566
Other income		82,732	29,906
Total revenues		86,505,638	68,055,215
Expenses:			
Compensation and employee benefits (note 6)		32,044,628	27,416,561
Sales promotion		38,155,890	28,516,332
Travel and entertainment		3,558,383	4,021,292
Occupancy		1,066,496	779,049
Equipment		629,118	618,170
Communications		488,520	445,166
Amortization of sales commissions		3,335,770	3,912,091
Professional fees		552,614	165,792
Other		2,886,682	1,951,575
		82,718,101	67,826,028
Intercompany charges:			
Corporate overhead (note 3)		2,197,190	3,627,247
Interest income, net (note 3)		(721,498)	(1,075,192)
Total expenses		84,193,793	70,378,083
Provision for legal contingencies (note 8)		82,001	(2,400,000)
Income before income tax		2,229,844	77,132
Income tax expense (note 5)		1,576,939	255,565
Net income (loss)	$	652,905	(178,433)

See accompanying notes to financial statements.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2007 and 2006

		Common stock	Retained earnings	Total
Balance, December 31, 2005	$	6,693,224	37,159,038	43,852,262
Net loss		—	(178,433)	(178,433)
Balance, December 31, 2006		6,693,224	36,980,605	43,673,829
Net income		—	652,905	652,905
Balance, December 31, 2007	$	6,693,224	37,633,510	44,326,734

See accompanying notes to financial statements.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statements of Cash Flows

Years ended December 31, 2007 and 2006

		2007	2006
Cash flows from operating activities:			
Net income (loss)	$	652,905	(178,433)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation		320,669	367,808
Amortization of sales commissions		3,335,770	3,912,091
Gain on sales of fixed assets		(38,041)	(11,992)
Changes in assets and liabilities:			
Decrease in receivable from affiliates		5,010,806	12,364,722
Decrease (increase) in prepaid expenses and other assets		1,000,765	(45,192)
Decrease in payable to affiliates		—	(1,416,694)
Increase (decrease) in accounts payable and accrued expenses		(7,951)	669,213
Decrease in accrued litigation settlement		(5,635,000)	(2,400,000)
Commissions paid during the year		(3,282,231)	(3,688,177)
Net cash provided by operating activities		1,357,692	9,573,346
Cash flows from investing activities:			
Purchases of fixed assets		(357,142)	(574,326)
Proceeds from sales of fixed assets		265,260	132,546
Net cash used in investing activities		(91,882)	(441,780)
Increase in cash and cash equivalents		1,265,810	9,131,566
Cash and cash equivalents, beginning of year		25,302,582	16,171,016
Cash and cash equivalents, end of year	$	26,568,392	25,302,582
Supplemental disclosures:			
Income tax (paid) refunded	$	5,250,470	(5,642,748)

See accompanying notes to financial statements.

(1) Organization

Evergreen Investment Services, Inc. (EIS or the Company) is a wholly owned subsidiary of Evergreen Investment Company, Inc. (EICO), which, in turn, is an indirect wholly owned subsidiary of Wachovia Bank, N.A. (WB), a national banking association and a wholly owned subsidiary of Wachovia Corporation (Wachovia). Evergreen Investment Management Company, LLC (EIMCO), an indirect subsidiary of EICO, serves as advisor and administrator for the Evergreen mutual funds (the Funds), which, as of December 31, 2007 and 2006, consisted of approximately 95 mutual funds.

EIS is registered as a broker-dealer under the Securities Exchange Act of 1934. Prior to May 1, 2004, EIS acted as marketing agent for the Funds and had the right to receive distribution fees directly from the Funds. Effective May 1, 2004, EIS was named distributor for the Funds. EIS assigned its right to receive certain distribution fees to EIMCO.

(2) Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies consistently followed in the preparation of the financial statements of the Company:

(a) Cash and Cash Equivalents

Cash and cash equivalents includes all cash, investments with an original maturity of less than three months, and shares of money market mutual funds. Cash and cash equivalents are substantially comprised of shares of an affiliated money market mutual fund.

(b) Fixed Assets

Fixed assets consist primarily of automobiles, equipment, and computer software, and are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from two to seven years.

(c) Income Taxes

The Company's results for the years ended December 31, 2007 and 2006 will be included in the consolidated federal income tax return of Wachovia. Federal income taxes are calculated as if the Company filed on a separate-return basis, and the amount of current tax or benefit calculated is either remitted to or received from Wachovia and recorded in the consolidated Wachovia tax return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expense or benefits are also computed on a separate-entity basis.

Deferred income tax assets and liabilities are established for the expected future tax consequences attributable to temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income during the period that includes the enactment date.

(Continued)

(d) Use of Estimates

In preparing these financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Reimbursement Policy

The Company operates principally for the benefit of EIMCO and its affiliates. Effective January 1, 2002, the Company began assigning its rights to receive distribution fee revenue to EIMCO (see note 3(b)) and, as a result, the Company began to experience operating losses. In anticipation of these operating losses, the Company and EIMCO entered into a Loss Indemnification Agreement on January 1, 2002 in order for the Company to continue to meet its capital requirements as a registered broker-dealer. Under this agreement, EIMCO reimburses the Company for losses incurred as a result of operations.

(3) Related-Party Transactions

The Company routinely engages in various financial transactions with affiliated companies. The Company receives credit for the collection of its receivables and is charged for the settlement of its liabilities through intercompany accounts with affiliates. The financial statements may not necessarily be indicative of the financial position that would have existed or the results of operations or cash flows that would have occurred had the Company operated as an independent enterprise. The nature of these transactions was as follows:

(a) Receivable from/Payable to Affiliate

The Company invests cash not required for direct operational needs in other Wachovia entities. The Company also has established a revolving line of credit with WB on which interest is payable monthly at the average federal funds rate, with a maximum available balance of $100 million. Interest income of $642,289 and $1,075,192 was earned on amounts due from affiliates during 2007 and 2006, respectively. As of December 31, 2007 and 2006, the Company was in a net due from position, with an outstanding balance of $13,024,615 and $15,627,104, respectively.

Receivables from/payable to affiliates also include unsettled balances of various amounts, primarily arising from services rendered by the Company to affiliated companies. These amounts are generally paid out within one month's time.

(b) Assignment of Distribution Fees

The Company has the right to receive distribution fees and certain portions of contingent deferred sales charges (CDSCs) directly from the Funds subject to certain limitations imposed by the Financial Industry Regulatory Authority. On January 1, 2002, the Company entered into an agreement (the Assignment Agreement) with EIMCO assigning all of the Company's rights to receive certain of these distribution fees and CDSCs to EIMCO in consideration for EIMCO financing the broker commissions on the sale of the Funds' Class B and Class C shares. Total fees

and CDSCs assigned to EIMCO in 2007 and 2006 under the Assignment Agreement amounted to $59,269,102 and $69,045,613, respectively.

(c) Corporate Overhead

As a service to its subsidiaries, WB provides services such as corporate and executive administration, including technical, treasury, financial, and legal support. The subsidiaries, including EIS, are charged monthly for their pro rata share of these services as corporate overhead.

(d) Investment Income

Amounts included in the statement of operations represent dividends earned on cash balances invested in affiliated money market funds.

(4) Fixed Assets

Fixed assets included the following at December 31, 2007 and 2006:

		2007	2006
Automobiles	$	842,871	1,145,229
Equipment		457,844	452,711
Computer equipment		237,551	461,056
Telephone equipment		28,533	28,533
Computer software		2,751,975	2,751,975
		4,318,774	4,839,504
Less accumulated depreciation		3,621,035	3,951,019
	$	697,739	888,485

Depreciation expense for the years ended December 31, 2007 and 2006 is $320,669 and $367,808, respectively.

(5) Income Taxes

The provision for income taxes (benefits) for each of the years in the two-year period ended December 31, 2007 is presented below:

		2007		
		Federal	State	Total
Current income tax (benefit) expense	$	(1,022,582)	148,065	(874,517)
Deferred income tax expense		2,451,456	—	2,451,456
Total income tax expense	$	1,428,874	148,065	1,576,939

		2006		
		Federal	State	Total
Current income tax (benefit) expense	$	(872,866)	59,631	(813,235)
Deferred income tax		1,068,800	—	1,068,800
Total income tax	$	195,934	59,631	255,565

The reconciliation of federal income tax rates and amounts with the effective income tax rates and amounts for each of the years in the two-year period ended December 31, 2007 is presented below:

		2007	
		Amount	Percentage of pre-tax income
Tax at federal income tax rate	$	780,445	35.0%
Entertainment disallowance		175,251	7.9
State income tax, net of federal effect		401,411	18.0
Change in deferred tax asset valuation allowance		(305,168)	(13.7)
Penalties		525,000	23.5
Total income tax	$	1,576,939	70.7%

		2006	
		Amount	Percentage of pre-tax income
Tax at federal income tax rate	$	26,996	35.0%
Entertainment disallowance		189,809	246.1
State income tax, net of federal effect		13,286	17.2
Change in deferred tax asset valuation allowance		25,474	33.0
Total income tax	$	255,565	331.3%

(Continued)

The sources and tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities for each of the years in the two-year period ended December 31, 2007 are presented below:

		2007	2006
Deferred income tax assets:			
Accrued postretirement benefits	$	262,936	235,582
Deferred compensation		1,190,740	1,709,034
Net operating loss carryforwards		270,294	176,984
Accrued expenses, deductible when paid		533,843	2,675,541
Deferred income tax assets		2,257,813	4,797,141
Deferred income tax assets valuation allowance		(112,926)	(418,094)
Net deferred income tax assets		2,144,887	4,379,047
Deferred income tax liabilities:			
Prepaid pension		(2,414,183)	(2,164,567)
Deferred insurance commissions		(693,261)	(712,893)
Other		(2,551)	(15,239)
Deferred income tax liabilities		(3,109,995)	(2,892,699)
Net deferred income tax assets (liabilities)	$	(965,108)	1,486,348

The realization of net deferred income tax assets may be based on utilization of carrybacks to prior taxable periods, anticipation of future taxable income in certain periods, and the utilization of tax-planning strategies. Management has determined that it is more likely than not that the net deferred income tax asset can be supported by carrybacks to federal taxable income in the two-year federal carryback period and by expected future taxable income which will exceed amounts necessary to fully realize remaining deferred tax assets resulting from the scheduling of temporary differences. A valuation allowance of $112,926 as of December 31, 2007 was established related to certain state deferred income tax assets not expected to be utilized.

At December 31, 2007, EIS had state net operating loss carryforwards of $4,531,248 which expire in varying amounts through the year 2027 if not offset against future taxable income.

In June 2006, the FASB issued FIN 48, which clarifies the accounting for uncertain income tax positions by providing guidance on recognition, derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 became effective on January 1, 2007. In connection with the adoption of FIN 48, the Company identified no material uncertain income tax positions. As such, there was no impact to retained earnings.

(Continued)

The Company recognizes accrued interest and penalties as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest in 2007 and the balance of accrued interest was $0 at December 31, 2007.

Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2007, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2000.

(6) Benefit Plans

Substantially all employees with one year of service are eligible for participation in the noncontributory defined benefit pension plan and the matching savings plan of Wachovia. In addition, Wachovia provides postretirement benefits, principally health care, to employees and their beneficiaries and dependents. Wachovia allocates expense to the Company for the defined benefit pension plan, matching savings plan and postretirement benefits based on employee compensation from the Company and the total cost incurred with respect to the plans on a consolidated basis. Total benefits expense for the Company for these plans for the years ended December 31, 2007 and 2006 was $665,391 and $1,075,361, respectively. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in Wachovia's retirement and postretirement plan calculations and is therefore not available.

(7) Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital (as defined) equal to the greater of $250,000 or 2% of aggregate debit items (as defined). Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2007 and 2006, EIS had net capital of $19,891,788 and $13,008,343, which was $19,641,788 and $12,758,343 in excess of its required minimum net capital of $250,000, respectively.

(Continued)

(8) Regulatory Matters and Litigation

Pursuant to an administrative order issued by the Securities and Exchange Commission (SEC) on September 19, 2007, the Company, Evergreen Investment Management Company, LLC (EIMCO), and Evergreen Service Company, LLC (collectively, the Evergreen Entities) and the SEC have entered into an agreement settling allegations of (i) improper short-term trading arrangements in effect prior to May 2003 involving former officers and employees of EIMCO and certain broker dealers, (ii) insufficient systems for monitoring exchanges and enforcing exchange limitations as stated in certain funds' prospectuses, and (iii) inadequate e-mail retention practices. Under the settlement, Evergreen Entities were censured and will pay approximately $32 million in disgorgement penalties. This amount will be distributed pursuant to a plan to be developed by an independent distribution consultant and approved by the SEC. The Evergreen Entities neither admitted nor denied the allegations set forth on its settlement with the SEC. As at December 31, 2007, the Company has settled its portion of the disgorgement and penalties of $1.5 million pursuant to the administrative order.

The Company has entered into an agreement with the NASD, now known as the Financial Industry Regulatory Authority, (FINRA) settling allegations that the Company (i) arranged for Evergreen fund portfolio trades to be directed to Wachovia Securities LLC, an affiliate of EIS that sold Evergreen fund shares during the period of January 2001 to December 2003 and (ii) provided noncash compensation by sponsoring offsite meetings attended by Wachovia Securities LLC brokers during that period, where eligibility of a broker to attend the meetings depended upon the broker meeting certain sales targets of Evergreen fund shares. Pursuant to the settlement agreements, the Company agreed to a censure and paid a fine of $4.2 million. EIS neither admitted nor denied the allegations and findings set forth in its agreement with FINRA.

In addition, the Evergreen funds, EIMCO and certain of its affiliates, including the company are involved in various legal actions including private litigation and class action lawsuits. At this time, it cannot be determined whether these actions will have any adverse effect on the financial position or financial results of the Company. In the opinion of management, the final disposition of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

At December 31, 2007, the amounts accrued related to a matter settled shortly after year-end for approximately the amounts accrued.

Schedule 1

EVERGREEN INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Computation of Aggregate Indebtedness and Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Net capital:		
Total stockholder's equity	$	44,326,734
Deductions and/or charges:		
Receivable from affiliates		(15,300,378)
Prepaid expenses and other assets		(7,905,461)
Fixed assets, net		(697,739)
Net capital before haircuts on securities positions		20,423,156
Haircut on investment in money market mutual fund		(531,368)
Net capital	$	19,891,788
Aggregate indebtedness:		
Total liabilities	$	6,145,236
Computation of basic net capital requirement:		
Minimum net capital required:	$	250,000
Net capital in excess	$	19,641,788
Minimum NSCC requirement	$	300,000
Net capital in excess of NSCC requirement	$	19,591,788

As required by the Securities and Exchange Commission (the SEC), the Company has filed financial statements in the form prescribed by the SEC on Part IIA of the FOCUS report as of December 31, 2007 (the Filing).

There are no material differences between the amounts reported above and the amounts reported in the Company's unaudited FOCUS report Part IIA as of December 31, 2007. Therefore, no reconciliation of the two computations is deemed necessary.

Schedule 2

EVERGREEN INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statement of Exemption

December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Subsection (k)(1). During the year ended December 31, 2007 the Company was in compliance with the conditions for the exemption.

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Evergreen Investment Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Evergreen Investment Services, Inc. (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g); in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Boston, Massachusetts
February 28, 2008

END